ROPES & GRAY LLP 2099 PENNSYLVANIA AVE., NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

February 1, 2017	Nathan Briggs T: 202-626-3909 F: 202-383-9308 Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Flexible Credit Income Fund
File Nos. 333-214419 and 811-23211

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you on January 5, 2017 regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”) relating to the common shares of beneficial interest of PIMCO Flexible Credit Income Fund (the “Fund”), which was filed with the SEC on December 23, 2016 (“Pre-Effective Amendment No. 1”). The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement, to be filed on or about February 1, 2017 or in additional pre-effective amendments to be filed subsequently.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

PROSPECTUS

1.	Comment: Please revise the opinion from the Fund’s independent auditor to include the city and state of the accounting firm.

Response:  The auditor’s opinion will be revised as requested.

2.	Comment: Please explain supplementally the Fund’s method for accounting for the Fund’s organizational and offering expenses. Please include in the response a citation to the literature that supports such method.

Response: The Fund’s method for accounting for organizational and offering expenses is consistent with FASB ASC 720-15-25-1, FASB ASC 946-20-25-6 and 946-20-35-5. The Fund’s organizational and offering expenses consist of costs incurred to establish the Fund and enable it to legally do business, including, among other things, organizational fees; SEC and state registration fees; legal services pertaining to the organization and offering of the Fund; costs of printing prospectuses for sales purposes; and audit fees relating to the initial registration statement and auditing the initial seed capital statement of assets and liabilities. Pursuant to FASB ASC 946-20-25-6 and 946-20-35-5, as a closed-end fund with a continuous offering period, the Fund’s offering costs will be accounted for as a deferred charge until operations begin and thereafter will be amortized to expense over 12 months on a straight-line basis.

3.	Comment: The second paragraph (Investment Objectives) states that the Fund “seeks to provide attractive risk-adjusted returns as a primary objective and seeks current income as a secondary objective.” The Staff reiterates its previous comment that, inasmuch as the Fund’s name includes the word “income,” the Fund should revise the investment objective to emphasize the achievement of current income.

Response:  In response to this Comment, the Fund’s investment objective has been revised as follows:

The Fund seeks to provide attractive risk-adjusted returns ~~as a primary objective~~ and ~~seeks~~ current income ~~as a secondary objective~~.

4.	Comment: Please confirm whether the Fund intends to invest in other investment companies and, if so, please confirm that related expenses will be included in the Fund’s expense table as acquired fund fees and expenses (“AFFEs”) in accordance with Form N-2.

Response: Although the Fund may invest in other investment companies as a principal investment strategy, the Fund does not currently anticipate that any fees and expenses incurred indirectly by the Fund as a result of an investment in shares of one or more Acquired Funds (as defined in Form N-2) would exceed 0.01% of the Fund’s average net assets. Accordingly, the Fund has not included a separate line item for AFFEs in the expense table. The Fund confirms that it will reflect AFFEs in its expense table in accordance with Form N-2.

5.	Comment: The Staff believes that the use of the word “credit” in the Fund’s name requires the Fund to adopt an 80% policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), as the Staff’s view is that the term “credit” suggests that the Fund invests in fixed-income instruments rather than suggests a type of investment strategy. Accordingly, please adopt such an 80% policy (the “80% Policy”).

Response: Although neither PIMCO nor the Fund agrees with the Staff’s position in this regard, as indicated by the Fund’s previous response regarding this matter, in response to this Comment, and solely for purposes of having the Registration Statement declared effective, the Fund has adopted an 80% Policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of debt instruments of varying maturities pursuant to Rule 35d-1. The Fund’s disclosure has been revised as follows:

The Fund will invest, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of debt instruments of varying maturities (the “80% policy”).

The Fund will not change its 80% policy unless the Fund provides shareholders with the notice required by Rule 35d-1 under the 1940 Act, as it may be amended from time to time.

6.	Comment: Please add disclosure stating that the Fund will value derivatives based on their market value for purposes of the 80% Policy.

Response: Section 35(d) of the 1940 Act codifies the Congressional belief that investors may focus on a fund’s name to determine the fund’s investments and risks.1 The SEC adopted Rule 35d-1 to address certain fund names that are likely to mislead an investor about a fund’s investment emphasis. Furthermore, the requirement that a fund with a name subject to Rule 35d-1 invest at least 80% of its assets in the type of investment suggested by its name serves the purpose of providing an investor “greater assurance that the company’s investments will be consistent with its name.”2 The SEC adopted the rule so that investors were more fully informed about the type of investments to be made by the fund and the potential returns of those investments.

The SEC, however, did not provide definitive guidance as to how to calculate the asset value of derivatives when it adopted Rule 35d-1.3 In fact, as recently as 2011, the SEC requested comment on how derivatives should be valued for a variety of purposes and made reference to “notional value” in various instances in its release.4 For example, the

[1]	Investment Company Names, Investment Company Act Rel. No. 24828 at Sec. I (Jan. 17, 2001) (“35d-1 Adopting Release”).

[2]	35d-1 Adopting Release at Sec. I.

[3]

We note that the Staff has informally articulated a view that the various references in Rule 35d-1 to a fund’s policy to invest “at least 80% of the value of its Assets” (emphasis added) requires those funds subject to the rule to value their applicable investments in accordance with how “value” is defined in Section 2(a)(41) of the 1940 Act (i.e., market value or fair value). The Fund respectfully asserts that this view is neither dispositive nor persuasive given the purposes underlying the adoption of the rule, as described in greater detail herein. Also, in other rulemaking contexts, the SEC explicitly linked the Section 2(a)(41) definition of value to the use of “value” in a particular rule where it intended for the statutory definition to apply – a direct linkage that is notably missing from the text of Rule 35d-1 or the 35d-1 Adopting Release. See, e.g., Rules 2a-1, 2a-7, 3a-1 and 3a-8 under the 1940 Act, each of which specifically references the definition of value set forth in Section 2(a)(41) in the context of the rule’s use of “value.” As such, the Fund respectfully asserts that use of the term “value” in Rule 35d-1 in connection with such Rule’s various references to a fund’s policy to invest “at least 80% of the value of its Assets” (emphasis added) does not require those funds subject to the rule to value their applicable investments in accordance with how “value” is defined in Section 2(a)(41) of the 1940 Act.

[4]	Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, Investment Company Act Rel. No. 29776 (Sept. 7, 2011) (“Derivatives Release”).

SEC expressly requested comment as to whether notional value should be used for purposes of whether a fund is diversified, exposed to securities-related issuers, or is concentrated in a particular industry,5 while noting that a fund’s use of derivatives “also may raise issues” under other 1940 Act provisions, including Section 35(d) and Rule 35d-1.6 The Fund believes the Derivatives Release indicates the SEC understands that notional value may be an acceptable way to value derivatives for certain purposes and, absent a clear directive to the contrary, that the SEC has not disapproved of the use of notional value in appropriate contexts, such as for purposes of aggregating relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by a fund’s name where the derivative provides exposure to the underlying asset equal to the notional value. Indeed, using notional value to calculate the value of certain derivatives, such as futures, forwards, total return swaps, and credit default swaps in which a fund is selling protection, where the fund’s exposure to the underlying asset is equal to the notional value (collectively, “Notional Value Derivatives”), in aggregating a fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the fund’s name, is a better indicator of potential investment return and more accurately aligns the fund’s name with its actual investment exposure, thereby better informing investors of what they are investing in, which is the intent of Rule 35d-1.

The Fund believes this approach is further supported by language in the Rule 35d-1 adopting release. As originally proposed, the rule would have required a fund with a name that suggests the fund focuses its investments in particular securities to invest at least 80% of its assets in the indicated securities.7 In response to industry comments, the SEC modified this language to require that a fund with a name that suggests the fund focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments.8 The SEC specifically noted this change would permit an investment company to include a synthetic instrument in the 80% basket if it has “economic characteristics similar to the securities included in that basket.”9 Similarly, the adopting release stated that a fund with a name indicating an investment emphasis in a country or geographic region is permitted to count any investment, including derivatives, towards the 80% basket if such investment “would expose an investment company to the economic fortunes and risks of the country or geographic region indicated in the company’s name.”10

The Fund believes these statements indicate that Rule 35d-1 is intended to ensure applicable fund names inform the investor of the “economic characteristics” and “economic fortunes and risks” of the fund’s investments based on investment exposure,

[5]	Derivatives Release at Secs. III.B.1., IV.D and V.C.

[6]	See Derivatives Release at n. 16.

[7]	35d-1 Adopting Release at n.13.

[8]	Id.

[9]	Id.

[10]	See 35d-1 Adopting Release at n. 26.

not the mark-to-market value of the fund’s investments. For Notional Value Derivatives, the notional value is indicative of the potential return on a particular underlying asset, which means the notional value provides the most accurate measure of the “economic characteristics” or “economic fortunes and risks” of the derivative.11 If the Fund were to count only the mark-to-market value of Notional Value Derivatives for purposes of aggregating the Fund’s relevant investments providing exposure to the type of investments suggested by the Fund’s name, such calculation would not fully reflect the “economic characteristics” or “economic fortunes and risks” of the underlying assets to which the Fund is exposed by means of Notional Value Derivatives.

Accordingly, the Fund believes using the notional value to calculate the value of Notional Value Derivatives in aggregating the Fund’s relevant investments providing exposure to the type of investments suggested by the Fund’s name is appropriate because the Fund’s exposure to the underlying assets is equal to the full notional value of the Notional Value Derivatives. By using a different measure of value (e.g., mark-to-market) with respect to Notional Value Derivatives, the Fund believes it faces the possibility that the Fund’s name, and ultimately its investors, will not take into account potential future gains and losses associated with the Fund’s Notional Value Derivatives, and that the Fund’s return could differ from the investments suggested by the Fund’s name.

However, solely for purposes of having the Registration Statement declared effective, the Fund has added disclosure stating that the Fund will value derivatives based on their market value for purposes of the 80% Policy. We note that this disclosure will be observed by the Fund, but does not represent the position or policy of any other fund managed by PIMCO, each of which is governed by its own registration statement.

7.	Comment: Please confirm that the disclosure regarding peer-to-peer lending will be removed from the prospectus to the extent such investments will not be a principal investment strategy of the Fund.

Response: The referenced disclosure regarding peer-to-peer lending has been removed.

8.	Comment: If true, please disclose that all of the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund in accordance with Item 9.1.c. of Form N-2.

[11]

See also 35d-1 Adopting Release at n. 13, which permits funds to “look through” repurchase agreements to the collateral underlying the agreement and apply the repurchase agreement toward the 80% basket based on the type of securities comprising the collateral. This is indicative of the SEC’s view that the collateral underlying a repurchase agreement provides the better measure of a fund’s investment exposure attributable to the repurchase agreement, as opposed to the repurchase agreement counterparty. This view is also reflected in Rule 5b-3 under the 1940 Act, which permits a “look through” for purposes of Section 5 diversification testing and Section 12(d)(3) securities-related issuer testing, subject to certain conditions. Based on this reasoning in the 35d-1 Adopting Release, the Fund believes it may also be appropriate to look through Notional Value Derivatives to the value of the underlying reference asset (i.e., the notional value) in aggregating the Fund’s relevant investments providing exposure to the type of investments suggested by the Fund’s name.

Response: In response to this Comment, the Fund has disclosed that all of the named portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund.

9.	Comment: In footnote 2 to the Annual Fund Operating Expenses table in the “Summary of Fund Expenses,” please add disclosure stating that the Fund will be responsible for certain fees and expenses that are not covered by the unified management fee under the investment management agreement, consistent with the disclosure on page 75 of the prospectus.

Response: In response to this Comment, the Fund has revised footnote 2 to the Annual Fund Operating Expenses table in the “Summary of Fund Expenses” as follows:

Management Fees include fees payable to the Investment Manager for advisory services and for supervisory, administrative and other services. The Fund pays for the advisory, supervisory and administrative services it requires under what is essentially an all-in fee structure (the “unified management fee”). Pursuant to an investment management agreement, PIMCO is paid a Management Fee of 1.30% the Fund’s total managed assets. The Fund (and not PIMCO) will be responsible for certain fees and expenses that are not covered by the unified management fee under the investment management agreement. Please see “Management of the Fund - Management Fee” for ~~a discussion~~ an explanation of the ~~all-in fee structure~~ unified management fee and definition of “total managed assets.”

10.	Comment: With respect to footnote 5 to the Annual Fund Operating Expenses table, please revise the disclosure to clarify that any reimbursement of PIMCO’s management fee pursuant to the expense limitation agreement plus any recoupment of organizational expenses and pro rata Trustees’ fees will not exceed the lesser of (i) the expense limit in effect at the time of waiver or reimbursement and (ii) the expense limit in effect at the time of recoupment. Please make corresponding changes to the notes to the seed audit financial statement.

Response: The Fund has added the following disclosure to footnote 5, as indicated:

PIMCO has contractually agreed, through [                    ], to waive its management fee, or reimburse the Fund, to the extent that organizational expenses and pro rata Trustees’ fees exceed 0.07% of the Fund’s net assets (the “Expense Limit”). Under an expense limitation agreement, in any month in which the investment management agreement is in effect, PIMCO is entitled to reimbursement by the Fund of any portion of the management fee reduced as set forth above (the “Reimbursement Amount”) during the previous thirty-six months, provided that such amount paid to PIMCO will not (1) together with any recoupment of organizational expenses and pro rata trustee fees or management fees exceed 0.07% of average net assets; (2) exceed the total Reimbursement Amount; or (3) include any amounts previously reimbursed to PIMCO. For the avoidance of doubt, any reimbursement of PIMCO’s management fee pursuant to the expense limitation agreement plus any recoupment of organizational expenses and pro rata Trustees’ fees will not exceed the lesser of (i) the expense limit in effect at the time of waiver or reimbursement and (ii) the expense limit in effect at the time of recoupment.

The Fund respectfully declines to make corresponding changes to the notes to the seed audit financials, as the operational and accounting steps necessary to reissue the financial statements would be overly burdensome at this point and the Fund does not believe the addition of the above-referenced language has a meaningful substantive difference. However, in addition to adding the disclosure to the prospectus, as noted above, the Fund will add the above disclosure to the Fund’s first report to shareholders.

11.	Comment: In the “Use of Proceeds” section, please disclose how long it will take the Fund to invest all or substantially all of the proceeds in accordance with its investment objective with specificity (e.g., 3 months).

Response: In response to this Comment, the Fund has replaced the disclosure in the “Use of Proceeds” section with the following:

The Fund will invest the proceeds of the continuous offering of Common Shares on an ongoing basis in accordance with its investment objective and policies as stated below. It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objective and policies within approximately three months after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objective and policies, and except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes. Pending such investment, it is anticipated that the proceeds will be invested in high grade, short-term securities, credit-linked trust certificates, and/or high yield securities index futures contracts or similar derivative instruments designed to give the Fund exposure to the securities and markets in which it intends to invest while the PIMCO selects specific investments.

12.	Comment: On page 54, the last paragraph under this section states that if the Fund sells credit default swaps, the Fund will segregate cash or liquid assets with a value at least equal to the full notional amount of the swap (minus any collateral on deposit and plus or minus any amount the Fund is obligated to pay or is to receive under the swap agreement). Please revise this disclosure to remove the reference to “(minus any collateral on deposit and plus or minus any amount the Fund is obligated to pay or is to receive under the swap agreement),” as it is the Staff’s position that the Fund must segregate the full notional amount without regard to collateral on deposit or any amounts owed to the Fund.

Response:  The Fund has made the following changes in response to this Comment:

In connection with credit default swaps in which the Fund is the seller, if the Fund covers its position through asset segregation, the Fund will segregate or “earmark” cash or liquid assets with a value at least equal to the full notional amount of the Fund’s obligation under the swap ~~amount of the swap (minus any collateral on deposit and plus or minus any amount the Fund is obligated to pay or is to receive under the swap agreement)~~.

13.	Comment: On page 77, please revise the following sentence as follows:

Neither this prospectus, the Fund’s Statement of Additional Information, any contracts filed as exhibits to the Fund’s registration statement, nor any other communications or disclosure documents from or on behalf of the Fund creates a contract between a shareholder of the Fund and the Fund, a service provider to the Fund, and/or the Trustees or officers of the Fund, other than pursuant to any rights under federal or state law that cannot be waived.

Response: The requested change has been made.

14.	Comment: Please clarify the disclosure on page 79 to specify the time of “market close.”

Response: The above-reference disclosure has been updated to reflect that market close is as of the close of trading on the New York Stock Exchange (ordinarily 4:00 p.m. Eastern Time).

STATEMENT OF ADDITIONAL INFORMATION

15.	Comment: On page 68, the last paragraph states that, with respect to forwards, futures contracts, options and swaps that are contractually permitted or required to cash settle, the Fund is permitted to segregate liquid assets equal to the Fund’s daily marked-to-market net obligation under the derivative instrument, rather than the derivative’s full notional value. Inasmuch as the Staff only views this type of asset segregation as appropriate with respect to forwards and futures contracts that are contractually required to cash settle, please revise this sentence so that it only refers to forwards and futures contracts that are contractually required to cash settle.

Response: The Fund and PIMCO respectfully disagree with the Staff’s Comment and seemingly inconsistent position that Section 18 of the 1940 Act allows for segregation or “earmarking” of liquid assets equal to a fund’s daily marked-to-market net obligations for certain types of derivative instruments that require cash settlement and not others. Investment Company Act Release No. 10666 (April 18, 1979) (“Release 10666”) and subsequent SEC staff no-action letters stand for the proposition that derivatives transactions that give rise to economic leverage will not be treated as “senior securities” under Section 18 provided a fund segregates or earmarks liquid assets in an amount sufficient to satisfy 100% of the fund’s obligations under the transaction. In the case of derivative instruments that are required to cash settle, whether they be futures, forwards, swaps, options or other instruments, a fund will have fully covered its obligation and maximum exposure from the transaction by segregating liquid assets equal to its daily marked-to-market obligations. Segregation of the derivative’s full notional value in these circumstances represents a form of overcollateralization that unduly restricts the fund and its investment operations, and deviates from the spirit and intent of Release 10666 and its progeny. The Fund believes that the practices in the disclosure referenced above are consistent with currently effective policies of other registered funds that use similar descriptions of coverage practices in their registration statements. The SEC’s and Staff’s position is that segregation of marked-to-market net obligations is permissible for certain types of instruments that are required to cash settle, including forwards, futures and interest rate swap contracts12, but apparently not others, including written credit default swaps, written total return swaps and written options. These positions appear to have been expressed entirely through comments provided by the SEC staff in recent inspections and registration statement filings, rather than from any affirmative statement in a statute, rule, SEC release or Staff no-action letter. The Fund believes that subjecting it to recent, informal positions of the SEC staff through the registration statement review process places the Fund at a competitive disadvantage to other funds in the industry, and sees no sound basis for the Staff’s position, as there is no practical difference between the Fund’s potential obligation under a forward or future that is required to cash settle and other types of derivatives that are required to cash settle.

However, solely for purposes of having the Registration Statement declared effective, the Fund has revised the disclosure on page 68 as follows. We note that this disclosure will be observed by the Fund, but does not represent the position or policy of any other fund managed by PIMCO, each of which is governed by its own registration statement:

With respect to forwards and futures contracts and interest rate swaps that are contractually required to cash settle (i.e., where physical delivery of the underlying reference asset is not permitted or physical settlement is not otherwise involved), the Fund is permitted to segregate or earmark liquid assets equal to the Fund’s daily marked-to-market net obligation under the derivative instrument, if any, rather than the derivative’s full notional value, but will segregate full notional value, as applicable, with respect to other derivative instruments (including written credit default swaps, written total return swaps and written options) that contractually require or permit physical delivery of securities or other underlying assets.

16.	Comment: Please revise Fundamental Investment Restriction (1) to state that the Fund treats mortgage-related assets as an industry. See BlackRock Multi-Sector Income Trust ((SEC No-Action Letter) (July 9, 2013)), at text following note 3; Morgan Stanley Mortgage Securities Trust ((SEC No-Action Letter) (July 9, 2013)), at text following note 3.

[12]	See “Use of Derivatives by Registered Investment Companies and Business Development Companies,” SEC Release IC-31933 (December 11, 2015), at footnote 57 and accompanying text (“For certain derivatives that are required by their terms to be net cash settled, and thus do not involve physical settlement, funds often segregate an amount equal to the fund’s daily mark-to-market liability, if any (‘mark-to-market segregation’). Funds initially applied this approach to specific types of transactions addressed through guidance by our staff: first interest rate swaps and later cash-settled futures and non-deliverable forwards (‘NDFs’)”).

Response: Neither PIMCO nor the Fund agrees with the Staff’s position that mortgage-related assets, including mortgage-backed securities, or other asset backed securities constitute an industry or group of industries for purposes of a fund’s concentration policy, in response to this Comment; however, solely for purposes of having the Registration Statement declared effective, the Fund has revised Fundamental Investment Restriction (1) as follows. We note that this disclosure will be observed by the Fund, but does not represent the position or policy of any other fund managed by PIMCO, each of which is governed by its own registration statement:

[The Fund will not] [p]urchase any security if as a result 25% or more of the Fund’s total assets (taken at current value at the time of investment) would be invested in a single industry (for purposes of this restriction, investment companies are not considered to be part of any industry). The Fund will normally invest at least 25% of its total assets (i.e., concentrate) in mortgage-related assets issued by government agencies or other governmental entities or by private originators or issuers, which for purposes of this investment restriction the Fund treats collectively as an industry or group of related industries.

17.	Comment: Please disclose that the Fund will not exclude asset-backed securities from its testing for compliance with the Fund’s industry concentration policy and disclose how the Fund will account for such securities for purposes of its industry concentration policy.

Response: Although neither PIMCO nor the Fund agrees with the Staff’s position, for purposes of having the Registration Statement declared effective, the Fund has added the following disclosure to its SAI. We note that this disclosure will be observed by the Fund, but does not represent the position or policy of any other fund managed by PIMCO, each of which is governed by its own registration statement:

For purposes of applying the terms of the Fund’s policy in the first sentence of paragraph (1) above in “Fundamental Investment Restrictions” (the “industry concentration policy”), PIMCO will, on behalf of the Fund, make reasonable determinations as to the appropriate industry classification to assign to each security or instrument in which the Fund invests. For purposes of the industry concentration policy, investments in securities of a single foreign government represent investments in a separate industry, although currency positions are not considered to be an investment in a foreign government for these purposes. For purposes of the industry concentration policy, the Fund will associate, to the extent practicable, each privately-issued asset-backed security held by the Fund (not including for these purposes mortgage-related assets, in which the Fund has a policy to concentrate) with a particular “industry” associated with the type(s) of assets that collateralize the asset-backed security, as determined by PIMCO.

18.	Comment: Please confirm that the Fund will consider the investment policies of any underlying funds in which it invests when testing for compliance with the Fund’s industry concentration policy (e.g., if an underlying fund has an 80% policy to invest in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy).

Response: The Fund confirms that, to the extent an underlying investment company has adopted an 80% policy to invest in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy.

19.	Comment: On page 81, please carve out valuation of derivatives for purposes of the Fund’s 80% Policy from the following disclosure:

For purposes of its investment policies and restrictions, the Fund may value derivative instruments at market value, notional value or full exposure value (i.e., the sum of the notional amount for the contract plus the market value).

Response: In response to this Comment, the Fund has revised the disclosure as follows:

For purposes of its investment policies and restrictions, with the exception of the Fund’s policy to invest, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of debt instruments of varying maturities (the “80% policy”), the Fund may value derivative instruments at market value, notional value or full exposure value (i.e., the sum of the notional amount for the contract plus the market value). . . For purposes of the Fund’s 80% policy, the Fund values its derivative instruments based on their market value.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs cc: Joshua Ratner, Esq.
Wu-Kwan Kit, Esq.
David C. Sullivan, Esq.